July 23, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Brian McAllister Ms. Myra Moosariparambil
Re:	EOG Resources, Inc. Form 10-K for the Fiscal Year Ended December 31, 2020 - Filed February 25, 2021 Current Report on Form 8-K - Furnished May 6, 2021 File No. 001-09743

Ladies and Gentlemen:

On behalf of EOG Resources, Inc. (the “Company”, “EOG”, “we” or “our”), I hereby submit the Company’s responses to the comments received from the Staff of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter to the Company, dated June 23, 2021, with respect to the Company’s (i) Form 10-K for the fiscal year ended December 31, 2020 filed with the Commission via the Commission’s EDGAR system on February 25, 2021 and (ii) Current Report on Form 8-K furnished to the Commission via the Commission’s EDGAR system on May 6, 2021 (the “Form 8-K”).

For your convenience, each response below is preceded by the Staff’s comment to which the response relates.

Form 8-K filed May 6, 2021

Exhibit 99.1

Non-GAAP Financial Measures, page 16

1.

You state, “EOG believes these measures may be useful to investors who follow the practice of some industry analysts who make certain adjustments to GAAP measures (for example, to exclude non-recurring items) to facilitate comparisons to others in EOG’s industry, and who utilize non-GAAP measures in their calculations of certain statistics (for example, return on capital employed and return on equity) used to evaluate EOG’s performance.” For each non-GAAP measure presented, please revise your disclosure to explain how management uses the measure and why you believe it provides useful information to investors regarding your liquidity or performance. Refer to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

Response:    We historically disclosed the reason(s) and purpose(s) for each non-GAAP financial measure presented on the corresponding reconciliation schedule. For example, see the disclosures set forth in the reconciliation schedules included in Exhibit 99.1 to our Current Report on Form 8-K furnished on May 7, 2020 (in respect of our first quarter 2020 earnings release) and the disclosures set forth in the reconciliation schedules included in Exhibit 99.1 to our Current Report on Form 8-K furnished on February  27, 2020 (in respect of our fourth quarter and full year 2019 earnings release).

In our future disclosures, beginning with the disclosures that will accompany our second quarter 2021 earnings release and related investor materials, we will return to such a disclosure format and will, for each non-GAAP financial measure presented, (i) disclose the reason(s) we believe the non-GAAP financial measure provides useful information to investors and (ii) disclose the purpose(s) for which EOG management uses the non-GAAP financial measure.

energy opportunity growth

United States Securities and Exchange Commission

Division of Corporation Finance

July 23, 2021

Specifically, and as an illustration for the Staff’s reference, we expect the substance of our disclosure with respect to the presentation of the non-GAAP financial measure “Adjusted Net Income (Loss) (Non-GAAP)” will read as follows: “EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust reported company earnings to match hedge realizations to production settlement months and make certain other adjustments to exclude non-recurring and certain other items. EOG management uses this information for purposes of comparing its financial performance with the financial performance of other companies in the industry.”

As an additional illustration for the Staff’s reference, we expect the substance of our disclosure with respect to the presentation of the non-GAAP financial measure “Discretionary Cash Flow (Non-GAAP)” will read as follows: “EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust Net Cash Provided by Operating Activities (GAAP) for Exploration Costs (excluding Stock-Based Compensation Expenses), Other Non-Current Income Taxes—Net Receivable, Changes in Components of Working Capital and Other Assets and Liabilities, and Changes in Components of Working Capital Associated with Investing Activities. EOG management uses this information for comparative purposes within the industry.”

As noted above, we will include corresponding disclosure, on the corresponding reconciliation schedule, for each of the other non-GAAP financial measures presented in our future disclosures.

2.

In the Cost per Barrel of Oil Equivalent, the calculation of total exploration costs excludes certain non-GAAP impairments. Please revise your disclosure to explain what the excluded impairments represent. In addition, please tell us why you believe excluding these impairments from your total exploration costs is appropriate.

Response:     In our future disclosures, beginning with the disclosures that will accompany our second quarter 2021 earnings release and related investor materials, we will explain what the excluded impairments represent. In addition, for any other instances in our disclosures where we are excluding certain impairments from impairments calculated in accordance with GAAP, we will include a corresponding explanation.

The excluded impairments referenced by the Staff (and set forth on the “Less: Certain Impairments (Non-GAAP)” line item on page 40 of Exhibit 99.1 to the Form 8-K) were attributable to declines in crude oil, natural gas and natural gas liquids prices and certain other non-cash transactions. We believe excluding these impairments from total exploration costs is appropriate and provides useful information to investors, as such impairments were caused by factors outside of EOG’s control (versus, for example, impairments that are due to our proved oil and gas properties not being as productive as we originally estimated).

3.

We note you present “Composite Average Margin per Boe (Non-GAAP) (excluding DD&A and Total Exploration Costs),” “Composite Average Margin per Boe (Non- GAAP) (excluding Total Exploration Costs),” and “Composite Average Margin per Boe (Non-GAAP) (including Total Exploration Costs).” Given these measures are based on total Wellhead Revenues, less certain expenses it appears these non-GAAP measures should be reconciled to the most directly comparable GAAP measure, fully- loaded GAAP gross profit. Refer to Item 10(e)(1)(i)(B) of Regulation S-K. Please tell us how you considered reconciling these measures to GAAP gross profit and revise your disclosure, as necessary.

Response:    The Staff’s comment recommends a reconciliation to “fully-loaded GAAP gross profit”, which we believe is a reference to the line item “Operating Income (Loss)” on EOG’s consolidated statements of income (loss). Accordingly, in our future disclosures, beginning with the disclosures that will accompany our second quarter 2021 earnings release and related investor materials, we will include a reconciliation to “Composite Average Operating Income (Loss) per Boe” (or a similarly titled measure) and the corresponding calculations of “Composite Average Operating Revenues and Other Revenues per Boe” and “Composite Average Operating Expenses per Boe” (or similarly titled measures). This additional reconciliation and the corresponding additional line items will be presented in our future disclosures consistent with the “equal or greater prominence” requirement of Item 10(e) of Regulation S-K.

energy opportunity growth

United States Securities and Exchange Commission

Division of Corporation Finance

July 23, 2021

In addition, to the extent we are presenting in any of our future disclosures a composite average margin per Boe measure that is a non-GAAP measure, we will present such measure on a GAAP basis as well, consistent with the “equal or greater prominence” requirement of Item 10(e). For example, on page 41 of Exhibit 99.1 to the Form 8-K, we present the non-GAAP financial measure “Composite Average Margin per Boe (Non-GAAP) (including Total Exploration Costs)”. Such measure is calculated using a non-GAAP version of total exploration costs- specifically, total exploration costs calculated using adjusted (non-GAAP) impairments - that is, impairments calculated otherwise than in accordance with GAAP.

In our future disclosures, beginning with the disclosures that will accompany our second quarter 2021 earnings release and related investor materials, we will include a new composite average margin measure: “Composite Average Margin per Boe (GAAP) (including Total Exploration Costs)” (or a similarly titled measure). This new measure will be calculated using total exploration costs calculated in accordance with GAAP (and including impairments calculated in accordance with GAAP). In addition, and consistent with the “equal or greater prominence” requirement of Item 10(e), this new measure will precede (i.e., be presented prior to) the presentation of “Composite Average Margin per Boe (Non-GAAP) (including Total Exploration Costs)”.

If you have any questions regarding the foregoing, please contact me at 713-651-6946 or Amos Oelking, the Company’s Senior Counsel, at 713-651-7146.

Sincerely,

/s/ Timothy K. Driggers

Timothy K. Driggers

Executive Vice President and Chief Financial Officer

cc:	Mr. William R. Thomas

Mr. Ezra Y. Yacob

Mr. Michael P. Donaldson

Ms. Ann D. Janssen

Mr. Gary Y. Peng

energy opportunity growth